Exhibit 21.1

List of Subsidiaries of WF International Limited

Name of Subsidiaries	Jurisdiction
Shan You International Group Limited	Hong Kong
Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd.	The People’s Republic of China
Chengdu Shanyou HVAC Engineering Co., Ltd.	The People’s Republic of China
WF International Nevada LLC	Nevada